Darkstar Ventures, Inc.

7 Eliezri St.

Jerusalem 96428

Israel

October 18, 2019

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: Darkstar Ventures, Inc.

Registration Statement on Form S-4

Filed October 2, 2019

File No. 333-234056

Dear Ms. Bagley:

Thank you for advising us that the Commission has not reviewed and will not review the above-referenced registration statement (the “Registration Statement”) of Darkstar Ventures, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to October 22, 2019 at 9:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact Attorney Steve Kronengold, at +972-52-839-9717.

Sincerely,

/s/ Avraham Bengio
Avraham Bengio
Chief Executive Officer
Darkstar Ventures, Inc.